SONIC ENVIRONMENTAL SOLUTIONS INC.

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005

(Unaudited)

Sonic Environmental Solutions Inc.	Statement 1
(A Development Stage Company)
Interim Consolidated Balance Sheet
Canadian Funds

	September 30,	December 31,
	2005	2004
ASSETS	(Unaudited)	(Audited)
Current
Cash and cash equivalents	$3,418,432	$5,861,773
Amounts receivable	637,407	473,995
GST receivable	272,653	177,577
Prepaid expenses	343,697	167,940
	4,672,189	6,681,285
Property, Plant and Equipment (Note 4)	4,251,744	2,139,385
Deferred Development Costs (Note 5)	1,026,177	1,000,807
Patents (Note 6)	124,472	85,252
	$10,074,582	$9,906,729

LIABILITIES
Current
Accounts payable	$602,495	$857,752
Accrued liabilities	391,795	40,074
	994,290	897,826

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Notes 10 and 11)
Authorized:
100,000,000 common shares without par value
Issued and fully paid:
19,168,729 (2004 – 17,607,510)	14,703,072	11,793,547
Contributed Surplus (Note 10f)	1,821,448	1,189,196
Deficit Accumulated During the Deve lopment Stage - Statement 2	(7,444,228)	(3,973,840)
	9,080,292	9,008,903
	$10,074,582	$9,906,729

ON BEHALF OF THE BOARD:

“Adam Sumel”	, Director

“Douglas B. Forster”	, Director

- See Accompanying Notes -

Sonic Environmental Solutions Inc.	Statement 2
(A Development Stage Company)
Interim Consolidated Statements of Shareholders’ Equity
Canadian Funds
(Unaudited)

	Common Shares
			Contributed	Accumulated
	Number	Amount	Surplus	Deficit	Total
Inception - February 4, 2000	-	$-	$-	$-	$-
Private placement	1,500,000	150,000	-	-	150,000
Public offering	1,500,000	300,000	-	-	300,000
Shares issuance costs	-	(38,062)	-	-	(38,062)
Loss for the period	-	-	-	(63,123)	(63,123)
Balance - January 31, 2001	3,000,000	411,938	-	(63,123)	348,815
Exercise of warrants	75,000	15,000	-	-	15,000
Loss for the period	-	-	-	(186,338)	(186,338)
Balance - January 31, 2002	3,075,000	426,938	-	(249,461)	177,477
Private placement	4,400,000	2,200,000	-	-	2,200,000
Exercise of warrants	75,000	15,000	-	-	15,000
Acquisition of a subsidiary (Note 7)	2,997,135	5,375	-	-	5,375
Bridge loan share bonus	90,910	30,000	-	-	30,000
Shares issuance costs	-	(244,100)	-	-	(244,100)
Stock-based compensation	-	-	6,468	-	6,468
Loss for the period	-	-	-	(289,145)	(289,145)
Balance - January 31, 2003	10,638,045	2,433,213	6,468	(538,606)	1,901,075
Private placement	4,000,000	7,200,000	-	-	7,200,000
Exercise of warrants	510,000	415,000	-	-	415,000
Exercise of options	13,333	6,667	-	-	6,667
Acquisition of a subsidiary (Note 8)	100,000	1	-	-	1
Shares issuance costs	-	(611,268)	-	-	(611,268)
Stock-based compensation	-	-	330,376	-	330,376
Exercise of options	-	2,760	(2,760)	-	-
Loss for the period	-	-	-	(1,178,505)	(1,178,505)
Balance - December 31, 2003	15,261,378	9,446,373	334,084	(1,717,111)	8,063,346
Exercise of warrants	2,276,965	2,306,687	-	-	2,306,687
Exercise of options	69,167	34,584	-	-	34,584
Stock-based compensation	-	-	861,015	-	861,015
Exercise of options	-	5,903	(5,903)	-	-
Loss for the period	-	-	-	(2,256,729)	(2,256,729)
Balance - December 31, 2004	17,607,510	$11,793,547	1,189,196	$(3,973,840)	$9,008,903
Private placement	1,100,000	2,200,000	-	-	2,200,000
Exercise of warrants	240,719	494,044	-	-	494,044
Exercise of options	220,500	252,750	-	-	252,750
Shares issuance costs	-	(126,509)	-	-	(126,509)
Stock-based compensation	-	-	721,492	-	721,492
Exercise of options	-	89,240	(89,240)	-	-
Loss for the period - Statement 3	-	-	-	(3,470,388)	(3,470,388)
Balance – September 30, 2005	19,168,729	$14,703,072	$1,821,448	$(7,444,228)	$9,080,292

- See Accompanying Notes -

Sonic Environmental Solutions Inc.	Statement 3
(A Development Stage Company)
Interim Consolidated Statements of Loss and Deficit
Canadian Funds
(Unaudited)

	Nine Months Ended		Three Months Ended
	September 30,	September 30,	September 30,	September 30,
	2005	2004	2005	2004

Revenue
Operating revenue	$881,925	$372,231	$289,661	$243,876

Operating Costs
Direct operating costs	1,374,461	282,662	742,735	223,034
	(492,536)	89,569	(453,074)	20,842

Expenses
Advertising	110,927	77,323	30,086	20,699
Amortization of deferred development costs	35,221	-	26,535	-
Amortization of property, plant and equipment	181,042	15,569	114,943	5,395
Automobile	54,368	45,701	19,140	17,167
Bank charges and interest	978	2,310	319	961
Consulting fees	2,600	58,828	-	13,515
Insurance	108,197	79,103	39,941	32,577
Legal and accounting	175,348	165,692	47,004	62,789
Office, postage and printing	97,660	91,523	47,888	31,801
Rent	137,376	54,182	45,759	18,849
Research and development	23,608	34,432	6,705	3,452
Salaries and wages	883,321	408,072	301,107	182,306
Salaries and wages - Stock compensation
(Note 11b)	708,924	484,968	210,058	249,689
Shareholder relations	49,017	20,686	2,842	2,460
Shareholder relations - Stock compensation
(Note 11b)	12,568	53,501	4,403	39,158
Telephone and utilities	56,631	34,754	19,488	12,580
Trade shows	34,187	28,910	2,131	-
Transfer agent and regulatory fees	30,116	18,732	16,036	6,327
Travel and promotion	326,644	88,645	68,853	37,167

	3,028,733	1,762,931	1,003,238	736,892

Loss Before the Undernoted	(3,521,268)	(1,673,362)	(1,456,312)	(716,050)

Interest income	50,881	118,479	10,166	41,647

Loss for the Period	(3,470,388)	(1,554,883)	(1,446,146)	(674,403)

Deficit – beginning of period	(3,973,840)	(1,717,111)	(5,998,082)	(2,597,591)

Deficit – End of Period	$(7,444,228)	$(3,271,994)	$(7,444,228)	$(3,271,994)

Loss per Share – Basic and Diluted	$(0.19)	$(0.11)	$(0.08)	$(0.04)

Weighted Average Number of Common Shares
Outstanding	18,501,060	14,281,056	18,085,305	15,386,541

- See Accompanying Notes -

Sonic Environmental Solutions Inc.	Statement 4
(A Development Stage Company)
Interim Consolidated Statements of Cash Flows
Canadian Funds
(Unaudited)

	Nine Months Ended		Three Months Ended
	September 30,	September 30,	September 30,	September 30,
	2005	2004	2005	2004
Operating Activities
Loss for the period	(3,470,388)	$(1,554,883)	$(1,446,146)	$(674,403)
Items not affecting cash:
Amortization of property, plant and equipment	181,042	15,569	114,943	5,395
Amortization of deferred development costs	35,221	-	26,535	-
Stock-based compensation	721,492	538,469	214,461	288,847
	(2,532,633)	(1,000,845)	(1,090,207)	(380,161)

Net changes in non-cash working capital
components:
Amounts receivable	(258,488)	(277,688)	(84,991)	(292,800)
Accounts payable	(255,257)	342,646	222,731	361,032
Accrued liabilities	351,721	49,136	142,625	48,081
Prepaid expenses	(175,757)	(147,895)	(4,070)	(77,137)
Due to related parties	-	(38,833)	-	(8,250)
	(337,781)	(72,634)	276,295	30,926
	(2,870,414)	(1,073,479)	(813,912)	(349,235)

Investing Activities
Property, plant and equipment acquired	(2,293,401)	(545,142)	(269,971)	(390,309)
Patents	(39,220)	-	(7,771)	-
Deferred development costs	(60,591)	(359,254)	(19,033)	(60,644)
	(2,393,212)	(904,396)	(296,775)	(450,953)

Financing Activities
Cash received for shares	2,946,794	2,318,970	2,212,500	70,097
Share issuance costs	(126,509)	-	(126,509)	-
	2,820,285	2,318,970	2,085,991	70,097

Net Increase (Decrease) in Cash and Cash
Equivalents	(2,443,341)	341,095	975,304	(730,091)
Cash and cash equivalents - Beginning of period	5,861,773	7,179,652	2,443,128	8,250,838
Cash and Cash Equivalents – End of Period	3,418,432	$7,520,747	$3,418,432	$7,520,747

Supplemental Schedule of Non-Cash Transactions:
Amortization of patents capitalized as deferred
development costs	$1,404	$1,404	$468	$468
Amortization of plant one capitalized as deferred
development costs	$35,832	$-	$11,944	$-

- See Accompanying Notes -

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2005
Canadian Funds
(Unaudited)

1.	Nature of Business

The Company was incorporated February 4, 2000 in British Columbia, Canada and commenced trading on the TSX Venture Exchange on November 29, 2000.

The Company holds patents for low frequency sonic energy generator technology and proprietary processes to remediate Polychlorinated Biphenyls (“PCB”) contaminated soils.

The ability of the Company to realize the costs it has incurred to date on its technology is dependent on the Company being able to commercialize the technology and to operate its business without infringing on the proprietary rights of third parties or having third parties circumvent the Company’s rights.

2.	Significant Accounting Policies

These interim consolidated statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements. These interim consolidated statements should be read in conjunction with the audited consolidated financial statements as at December 31, 2004.

Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries:

	-	SESI Systems Inc. (“SESI”), incorporated January 9, 2001 under the Company Act of British Columbia, Canada. The Company acquired 100% of the shares of SESI on December 12, 2002 (Note 7).

-

Contech PCB Containment Technology Inc. (“Contech”), incorporated September 13, 1994 under the Company Act of British Columbia, Canada. Contech is involved in the non -proprietary business of collection, recycling and safe disposal of PCB contaminated ballasts and related waste products. The Company acquired 100% of the shares of Contech effective August 1, 2003 (Note 8).

3.	Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, GST receivable and accounts payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short -term maturity or capacity of prompt liquidation.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2005
Canadian Funds
(Unaudited)

4.	Property, Plant and Equipment

Details are as follows:

			Net Book	Net Book
			Value	Value
		Accumulated	September 30,	December 31,
	Cost	Amortization	2005	2004
Computer equipment	$166,331	$76,787	$89,544	$99,247
Furniture and office equipment	199,746	66,791	132,955	127,033
Leasehold improvements	35,624	10,107	25,517	34,451
Vehicles	77,244	66,775	10,469	7,839
Machinery and equipment	646,833	78,508	568,325	223,628
Plant One	238,874	46,565	192,309	228,141
Plant Two	3,339,444	106,819	3,232,625	1,419,046
	$4,704,096	$452,352	$4,251,744	$2,139,385

Property, plant and equipment are not amortized until they are available for use.

5.	Deferred Development Costs

	December 31,		September 30,
	2004	Expenditures	2005
Acquisition costs
Legal	$213,083	$-	$213,083
Acquisition fees	11,640	-	11,640
Development costs
Amortization of patent costs	14,357	1,404	15,761
Amortization of Plant One	10,733	35,832	46,565
Construction - Plant One	103,897	-	103,897
Consulting	66,050	-	66,050
Consulting - Plant One	161,760	1,620	163,380
Commissioning, testing and supplies	26,230	-	26,230
Engineering - Plant One	61,476	-	61,476
Generator	34,928	-	34,928
Manufactured equipment	9,100	-	9,100
Patent maintenance fees	52,282	1,666	53,948
Rent	26,606	20,069	46,675
Salaries and wages	177,998	-	177,998
Technical review	30,667	-	30,667
	1,000,807	60,591	1,061,398
Accumulated Amortization	-	-	(35,221)
	$1,000,807	$60,591	$1,026,177

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2005
Canadian Funds
(Unaudited)

6.	Patents

The Company holds patents for low frequency sonic energy generator technology and proprietary processes to remediate PCB contaminated soils.

Activities during the period are as follows:

	September 30,	December 31,
	2005	2004
Balance – Beginning of period	$85,252	$17,809
Current period costs:
Legal	40,624	69,315
Less: Amortization	(1,404)	(1,872)
Balance – End of period	$124,472	$85,252

Summary is as follows:
	September 30,	December 31,
	2005	2004
Legal costs	$140,233	$99,609
Less: Amortization	(15,761)	(14,357)
	$124,472	$85,252

7.	Acquisition of SESI Systems Inc.

Effective December 12, 2002, the Company acquired 100% of SESI by the issuance of 2,997,135 common shares of the Company. The primary reason for the purchase of SESI was to acquire the Sonic technology and Canadian and United States patents.

SESI had a net book value of $5,375 at that date, which amount has been assigned as the purchase price. The 2,997,135 common shares have been recorded at the $5,375 as it was a related party transaction. Details of SESI’s assets and liabilities on the date of acquisition are as follows:

Net assets acquired at assigned values

Cash	$(30)
Accounts payable	(23,371)
Deferred development costs	178,819
Due to Sonic Environmental Solutions Inc.	(150,043)
Issuance of shares as consideration for net assets acquired	$5,375

Deferred development costs relate to SESI’s costs accumulated to the date of the acquisition on the Sonic technology as well as Canadian and United States patents. These costs are the value recorded on the consolidated Company’s books for the deferred development costs.

The amount due to the Company was related to advances by the Company to SESI for working capital.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2005
Canadian Funds
(Unaudited)

8.	Acquisition of Contech PCB Containment Technology Inc.

By agreement effective August 1, 2003, the Company acquired 100% of the issued and outstanding shares of Contech. The Company acquired Contech to utilize its licence for handling and disposal of the contaminated materials, facilities approved by the regulatory authorities, environmental risk insurance, knowledgeable staff and management, and its expertise in handling of hazardous waste. As consideration for Contech, the Company paid $67,375, $25,000 upon closing (paid) and 15 monthly payments of $3,000 (paid), having a present value of $42,375 using a 10% interest rate, and issued 100,000 escrow shares. A summary of the identifiable assets and liabilities of Contech as at August 1, 2003 are as follows:

Current assets	$79,159
Property, plant and equipment	34,065
Current liabilities	(45,848)
$67,376

This is a related party transaction as a major Contech shareholder was also an officer of the Company. A value of $1 has been attributed to the shares issued, that being the excess of the fair book value of the identifiable assets less the cash consideration paid.

9.	Agreement to Acquire Terra -Kleen Response Group Inc.

On September 26, 2005, the Company entered into an agreement to acquire 100% of the shares of United States based Terra -Kleen Response Group Inc. Terra -Kleen operates proprietary and patented technologies for the remediation of contaminated soil through a solvent extraction process which remove and concentrates contaminants. Terra-Kleen has an established operating history with the Environmental Protection Agency in the United States and has licenses in both Japan and Australia. The potential acquisition will enable the Company to accelerate its international market penetration and give the Company an established presence in the United States market.

Total consideration for the acquisition is a maximum value of US$8,000,000. Upon closing of the acquisition, repayment of the shareholder loans of US$488,000 plus the issuance of Sonic’s common shares with a value of US$500,000. A further issuance of Sonic’s common shares with a value of US$500,000 will be issued six months after the closing of the acquisition. The remaining consideration will be directly based on the performance of Terra-Kleen over three years following the closing with the minimum of 30% paid in cash and the balance paid in cash or common shares at the Companys discretion. The acquisition is subject to various conditions, including regulatory approval, satisfactory completion of due diligence and to Sonic completing an additional financing within 120 days of signing the Agreement.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2005
Canadian Funds
(Unaudited)

10.	Share Capital

	a)	Authorized: 100,000,000 common shares without par value.

b)

During the period ended September 30, 2005, the Company issued 1,100,000 units at $2.00 per unit for gross proceeds of $2,200,000. Each unit consists of one common share and one -half share purchase warrant. Each warrant is exercisable for two years at a price of $2.75 per common share. The Company paid a finders fee of $110,000 and issued to the finders 55,000 warrants exercisable at $2.75 per share on or before September 28, 2007.

	c)	Options

i)

The Company has established a share purchase option plan whereby the board of directors, may from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Company’s board of directors. The exercise price of an option is not less than the closing price on the TSX-V on the last trading day preceding the grant date.

Options vest according to the length of service. Details are as follows:

Greater than six months Less than six months 33.3% - Six months 33.3% - Twelve months 33.3% - Twelve months 33.3% - Eighteen months 33.3% - Eighteen months 33.3% - Twenty-four months

		ii)	A summary of the Company’s options at September 30, 2005 and the changes for the period are as follows:

	Outstanding				Outstanding
Exercise	December 31,			Expired or	September 30,
Price	2004	Granted	Exercised	Cancelled	2005	Expiry date
$0.20	300,000	-	-	-	300,000	November 29, 2005
$0.50	492,500	-	(70,500)	-	422,000	December 12, 2007
$1.10	350,000	-	-	-	350,000	February 3, 2008
$1.45	150,000	-	(150,000)	-	-	April 8, 2005
$1.61	25,000	-	-	-	25,000	May 17, 2009
$1.70	400,000	-	-	-	400,000	September 22, 2008
$2.30	50,000	-	-	-	50,000	January 16, 2009
$2.30	-	50,000	-	-	50,000	June 21, 2010
$2.37	-	85,000	-	-	85,000	February 14, 2010
$2.40	250,000	-	-	-	250,000	June 8, 2009
$2.50	-	150,000	-	-	150,000	August 9, 2007
$2.50	35,000	-	-	-	35,000	November 10, 2008
$2.60	-	50,000	-	(50,000)	-	March 30, 2008
$2.60	-	40,000	-	(20,000)	20,000	March 30, 2010
$2.75	140,000	-	-	(25,000)	115,000	October 8, 2009
$2.95	200,000	-	-	-	200,000	July 16, 2009
$3.15	230,000	-	-	-	230,000	July 6, 2009
	2,622,500	375,000	(220,500)	(95,000)	2,682,000

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2005
Canadian Funds
(Unaudited)

10.	Share Capital - Continued

	c)	Options - Continued

Weighted average
exercise price	$1.57	$2.47	$1.15	$2.64	$1.70

				Weighted
				Average
		Number of Options		Exercise Price	Expiry
					November 29, 2005
Vested at September 30, 2005		2,035,330		$1.40	to June 21, 2010

d)	Warrants

Details are as follows:

	Outstanding				Outstanding
Exercise	December 31,			Expired or	September 30,
Price	2004	Granted	Exercised	Cancelled	2005	Expiry date
$1.80	251,535	-	(38,219)	-	213,316	October 31, 2005
$2.10	1,978,000	-	(202,500)	-	1,775,500	October 31, 2005
$2.75	-	605,000	-	-	605,000	September 28, 2007
	2,229,535	605,000	(240,719)	-	2,593,816

Weighted average
exercise price	$2.06	$ 2.75	$2.05	$ -	$2.23

Subsequent to September 30, 2005, 135,941 warrants were exercised at a price of $1.80. 77,375 warrants exercisable at $1.80 and 1,775,500 warrants exercisable at $2.10 expired on October 31, 2005.

e)	Escrow Shares

As at September 30, 2005 there are 3,244,771 common shares held in escrow. Escrow shares have the same voting rights and rights to receive income distributions as regular shares of the Company. However, in general terms, escrow shares cannot be sold, transferred, assigned, mortgaged or be a subject to a derivative transaction. Details are as follows:

i)

There were 1,650,910 shares placed in escrow, 10% of these shares were released following the completion of the acquisition of SESI, and 15% every six months after that. The last release from escrow is expected on December 16, 2005. To date 1,403,274 shares have been released from escrow, leaving 247,636 in escrow at September 30, 2005.

ii)

An additional 2,997,135 shares were issued for the acquisition of SESI in 2002 and are held in escrow to be released every six months to 2008. Their release is also subject to a pooling agreement that allows shares to be released based upon revenues of a minimum of $500,000. All shares will be released when an accumulation of $3,000,000 in revenues have been attained within five years of the acquisition of SESI. The business purpose of the pooling agreement is to bind the parties involved in the pooling to the common goal of attaining revenue targets. No shares were released from escrow as at September 30, 2005.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2005
Canadian Funds
(Unaudited)

10.	Share Capital - Continued

	e)	Escrow Shares - Continued

iii)

There were also 100,000 of escrow shares issued for the acquisition of Contech; 25,000 shares are to be released every six months from the closing date, with the last release in September 2005. During the period, 50,000 shares were released from escrow leaving nil in escrow at September 30, 2005.

	f)	Contributed Surplus

Details are as follows:

	September 30,	December 31,
	2005	2004
Balance - Beginning of Period	$1,189, 196	$334,084
Fair value of stock-based compensation (Note 11b)	721,492	861,015
Fair value of stock options exercised - transferred to
share capital	(89,240)	(5,903)
Balance - End of Period	$1,821,448	$1,189,196

11.	Stock Based Compensation

a)

For the newly granted options, compensation expense is based on the fair value of the options at the grant date. For any options that have alteration in their conditions, compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option.

	b)	The stock option compensation expense is calculated using the Black-Scholes Option Pricing Model with the following assumptions from the date of grant:

Risk-free interest rate	3.20%
Expected dividend yield	-
Expected stock price volatility	52%
Expected option life in years	5
.

Current period stock-based compensation amounted to $721,492 (September 30, 2004 - $538,469). Out of this amount, $12,568 (September 30, 2004 - $53,501) is included in the shareholder relations expense, and $708,924 (September 30, 2004 - $484,968) is included in salaries and wages expense, with the offsetting entry to contributed surplus.

c)

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2005
Canadian Funds
(Unaudited)

12.	Related Party Transactions

Except as noted elsewhere in these financial statements, related party transactions are as follows:

	a)	Deferred development costs include salaries of $Nil (September 30, 2004 - $74,997) that were paid to a director and officer.

	b)	During the current period, salaries of $330,000 (September 30, 2004 - $150,700) were paid or accrued to directors and officers.

c)

As at September 30, 2005 $20,125 (September 30, 2004 - $nil) was owing to directors, officers, and related entities. These amounts are non -interest bearing and have no specific terms of repayment and were incurred in the normal course of operations.

13.	Income Taxes

The Company and its subsidiaries have incurred non -capital losses for tax purposes of approximately $3,200,000 which may be carried forward and used to reduce taxable income of future years. These losses expire as follows:

Amount
2009	$606,000
2010	1,112,000
2014	1,482,000
$3,200,000

The potential future tax benefits of these losses have not been recognized in these consolidated financial statements due to uncertainty of their realization.

14.	Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current period’s presentation.

15.	Commitments

The Company has vehicle and photocopier operating lease agreements. The leases expire between December 2006 and January 2008. The Company has entered into a lease for its offices commencing on January 1, 2005 for a term of sixty months. The future lease obligations are as follows:

Amount
2005	$38,056
2006	$152,222
2007	$128,082
2008	$121,096
2009	$120,684